SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0800 main | 202.637.3593 facsimile www.sutherland.com

July 24, 2014

U.S. Securities and Exchange Commission

Attention: Edward P. Bartz, Senior Counsel

100 F Street, N.E.

Washington, DC 20549

Re:	OFS Capital Corporation (File Nos. 333-196704 and 814-00813)

Dear Mr. Bartz:

On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by a letter dated July 10, 2014, with respect to the Company’s registration statement on Form N-2 (File No. 333-196704) filed with the SEC on June 12, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in Pre-Effective Amendment No.1 to the Registration Statement filed herewith.

PROSPECTUS Cover Page

1.	The first paragraph on the cover page states that the Company invests primarily in debt investments. Please describe the credit quality ratings and maturities of these debt investments in this paragraph. If the debt investments are not rated, please state whether these investments, if they were rated, would be rated below investment grade. Please include the term “junk bonds” in describing debt instruments that are, or would be, rated below investment grade, and briefly describe the speculative investment characteristics of this type of investment. Please also provide these disclosures in the discussion of “Risks Related to Our Investments” on page 31 of the prospectus.

Response: The Company has revised the front cover and the related risk factor in Pre-Effective Amendment No.1 to the Registration Statement.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

U.S. Securities and Exchange Commission

July 24, 2014

Prospectus Summary — Implications of Being an Emerging Growth Company (Page 7)

2.	This section discloses that the Company is an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), that it has complied with Section 404(b) of the Sarbanes-Oxley Act regarding auditor attestation for the fiscal year ended December 31, 2013, and that the Company has “not yet determined whether we will take advantage of any other exemptions that are not already applicable to business development companies.” Please disclose in this section how the Company may take advantage of exemptions that are not applicable to BDCs. Also, please add the above disclosures to the cover page of the prospectus.

Additionally, on page 13 of the Company’s Pre-Effective Amendment No. 9, filed with the Commission on October 24, 2012, the Company disclosed that it had made an irrevocable decision to opt out of the extended transition period for complying with new or revised accounting standards available to emerging growth companies under the JOBS Act. Please add this disclosure to this section and to the cover page.

Response: The Company has removed the following disclosure in Pre-Effective Amendment No.1 to the Registration Statement, “that the Company has “not yet determined whether we will take advantage of any other exemptions that are not already applicable to business development companies.”

In addition, as requested by the Staff, the Company has added back the disclosure that it has made an irrevocable decision to opt out of the extended transition period for complying with new or revised accounting standards available to emerging growth companies under the JOBS Act to both the front cover as well the Prospectus Summary.

Prospectus Summary — Recent Developments (Page 8)

3.	The second paragraph of this section states that OFS Advisor has reduced its base management fee for the remainder of the 2014 fiscal year. Please explain to us whether this reduction is a waiver of advisory fees that is subject to future recoupment and, if so, whether the waiver and future recoupment are subject to a contractual agreement between the Company and OFS Advisor.

Response: The Company hereby confirms that this reduction is not subject to future recoupment.

U.S. Securities and Exchange Commission

July 24, 2014

Fees and Expenses (Page 9)

4.	Footnote (5) to the fee table states that the incentive fee shown in the fee table assumes that no incentive fee is earned by the adviser, consistent with the amount earned for the three months ended March 31, 2014. Please revise this footnote to also state that this is consistent with the amount earned by the adviser for the fiscal year ended December 31, 2014.

Also, footnote (9) to the fee table describes the line item for Acquired Fund Fees and Expenses (“AFFE”). Please provide the amount of the AFFE in the fee table, or disclose in footnote (9) that the Company does not currently invest in underlying funds or other investment companies, or that such fees and expenses do not exceed 0.01 percent of average net assets. See Instruction 10.a to Item 3 of Form N-2.

Response: The Company has revised footnote (5) as requested by the Staff; however, the Company has revised the footnote to state that the fee is consistent with the amount earned by the adviser for the year ended December 31, 2013 rather than December 31, 2014, because the Company believes that the reference to 2014 was a typographical error. Also, the Company has revised footnote (9) to disclose that the Company does not currently invest in underlying funds or other investment companies.

Fees and Expenses — Example (Page 11)

5.	The Example shows the estimated dollar amount of total cumulative expenses over various time periods based on the adviser’s reduced base management fee of 0.875% for the remainder of 2014. Please revise the Example using the base management fee of 1.75% shown in the fee table. Also, please round the amounts shown in the Example to the nearest dollar. See Instruction 3 to Item 3 of Form N-2.

Response: The Company has revised the Example as requested by the Staff.

Risk Factors — Risks Related to Our Business and Structure — We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing this income. (Page 24)

6.	This section describes the potential impact on distributions related to the Company’s investments that provide payment-in-kind (“PIK”) interest. Please explain to us whether the adviser will charge a fee on PIK interest, and whether the adviser will return that fee to the Company should the PIK interest become uncollectible. If the adviser charges a fee on PIK interest, and does not return the fee to the Company if it becomes uncollectible, please disclose this as a separate risk in the discussion of “Risk Factors.”

U.S. Securities and Exchange Commission

July 24, 2014

Response: The Company’s investment adviser charges a fee on PIK interest and is not required to return the fee to the Company should the PIK interest become uncollectible. As requested by the Staff, the Company has included a separate risk factor in Pre-Effective Amendment No.1 to the Registration Statement.

Risk Factors — Risks Related to Our Securities — There is a risk that shareholders may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital. (Page 39)

7.	Please state in this section that a return of capital is a return to shareholders of a portion of their original investment in the Company rather than income or capital gains, and describe the short term and long term tax implications for shareholders.

Response: The Company has made the requested revisions to this risk factor in Pre-Effective Amendment No.1 to the Registration Statement.

Price Range of Common Stock and Distributions — Distributions (Page 45)

8.	Disclosure in this section indicates that the Company made return of capital distributions during the three months ended March 31, 2013, and the Company’s Form 10-K filed on March 17, 2014, indicates return of capital distributions were made for the year ended December 31, 2013. With regard to these return of capital distributions:

a.	Whenever a distribution is disclosed in the registration statement or financial statements, please clearly identify the portion of the distribution that is a return of capital.
b.	If a portion of a distribution consists of a return of capital, do not use the term “dividend” to describe the distribution. For example, we note a “Dividends Declared” line item at the bottom of page 12 of the registration statement.
c.	Please revise the Company’s website disclosure regarding dividends. Under the tab “Investor Relations/Stock Information” is a section entitled “Dividends.” This disclosure should clearly identify the return of capital portion of the distribution, and the line item title “Current Dividend Yield” should not be used.

Also, please explain to us whether the Company provided shareholders with notices for all distributions that included a return of capital pursuant to Rule 19a-1 under the Investment Company Act of 1940 (the “Investment Company Act”).

U.S. Securities and Exchange Commission

July 24, 2014

Response: The Company hereby confirms that it provided its shareholders with notices for all distributions that included a return of capital pursuant to Rule 19a-1 under the Investment Company Act. Furthermore, the Company hereby confirms that it will: (i) clearly identify the portion of the distribution that is a return of capital; (ii) use the term “distribution” when a portion of a distribution includes a return of capital; and (iii) revise its website disclosure regarding dividends as requested by the Staff.

Determination of Net Asset Value — Determinations in connection with offerings (Page 114)

9.	The first sentence of this section states that, “[i]n connection with certain offerings of shares of our common stock, our board of directors or one of its committees may be required” to make the determination that the Company is not selling shares of its common stock below net asset value. (Emphasis added.) Please revise this sentence by deleting the term “certain,” and stating that the board of directors or one of its committees will be required to determine that the Company is not selling shares below its net asset value.

Additionally, the second paragraph of this section states that, “[i]mportantly, this determination will not require that we calculate the net asset value of our common stock.” Since Section 23(b) of the Investment Company Act, which applies to BDCs through Section 63 of the Investment Company Act, states that no registered closed-end company shall sell any common stock of which it is the issuer at a price below its current net asset value, “which net asset value shall be determined as of a time within forty-eight hours” prior to the date of sale of the common stock, please revise this section to comply with Section 23(b).

Response: As you may be aware, business developments companies (“BDCs”) have universally adopted the practice of determining the net asset value (“NAV”) of their shares of common stock as of the end of each of their fiscal quarters.  We believe that this practice was developed because it dovetails with the requirement that a BDC must file periodic reports with the SEC pursuant to the Securities Exchange Act of 1934.  For example, a BDC with a December 31 fiscal year end, such as the Company, is required to file with the SEC quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30 of each fiscal year and an annual report on Form 10-K for the year ended December 31 of each fiscal year.

This practice reflects the reality of the significant time and expense expended by BDCs in determining the fair value of their investment portfolios, which are primarily composed of securities issued by private companies.  In connection with the quarterly NAV determination, the Company undertakes a multi-step valuation process in connection with determining the fair value of its investments, as disclosed under the heading “Determination of Net Asset Value” of the Registration Statement, which begins on page 112.

U.S. Securities and Exchange Commission

July 24, 2014

In light of the foregoing, BDCs have historically complied with the requirements on pricing in connection with the sale of their securities contained in Sections 23(b) and 63(2) of the 1940 Act by comparing the proposed sale price of a share of their common stock to their most recently determined NAV (i.e., their NAV as disclosed in the periodic reports they file with the SEC).  Section 23(b) of the 1940 Act requires a “determination” that such sales are not below NAV.  The disclosure set forth below from the Registration Statement under the heading “Determination of Net Asset Value – Determinations in connection with offerings” highlights the procedures followed by the Company in order to comply with Sections 23(b) and 63(2) of the 1940 Act in connection with each offering of its securities. The underlined language has been added to Pre-Effective Amendment No.1 to the Registration Statement.

In connection with certain offerings of shares of our common stock, our board of directors or one of its committees may be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made. Our board of directors or the applicable committee will consider the following factors, among others, in making any such determination:

•	the net asset value of our common stock most recently disclosed by us in the most recent periodic report that we filed with the SEC;
•	our investment adviser’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common stock and ending two days prior to the date of the sale of our common stock; and
•	the magnitude of the difference between the net asset value of our common stock most recently disclosed by us and our investment adviser’s assessment of any material change in the net asset value of our common stock since that determination, and the offering price of the shares of our common stock in the proposed offering.

Importantly, this determination will not require that we calculate the net asset value of our common stock in connection with each offering of shares of our common stock, but instead it will involve the determination by our board of directors or a committee thereof that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or otherwise in violation of the 1940 Act.

U.S. Securities and Exchange Commission

July 24, 2014

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or (ii) trigger the undertaking (which we provide in certain registration statements we file with the SEC) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value of our common stock fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value of our common stock within two days prior to any such sale to ensure that such sale will not be below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value of our common stock to ensure that such undertaking has not been triggered.

This procedure was developed in consultation with the SEC and has been the standard in the BDC industry.  All traded and non-traded BDCs have provided similar disclosure to that set forth above to explain such processes and procedures.

COMMENTS RELATED TO THE DECEMBER 31, 2013 FINANCIAL STATEMENT AND THE MARCH 31, 2014 FORM 10-Q

Consolidated Balance Sheets (Page F-38)

10.	In future financial statements, please include a line item for “Commitments and Contingencies,” along with a reference directing the reader to the related footnote in the Company’s Notes to Financial Statements (i.e., Note 9). See Regulation S-X Rule 6-04.15.

Response: The Company will include a line item for “Commitments and Contingencies,” along with a reference directing the reader to the related footnote in the Company’s Notes to the Financial Statements in future financial statements.

Consolidated Statements of Changes in Net Assets (Page F-41)

11.	In future financial statements, please provide the source of distributions on the Statement of Changes in Net Assets. See Regulation S-X Rule 6-09.3.

Response: The Company will provide the source of distributions on the Statement of Changes in Net Assets in future financial statements.

U.S. Securities and Exchange Commission

July 24, 2014

Notes to Consolidated Financial Statements — Note 5 — Related Party Transactions (Page F-71)

12.	Disclosure in this Note states that a base management fee of $2,374,000 and incentive fee of $0 was earned for the year ended December 31, 2013. The Consolidated Statement of Operations on Page F-39 states that the Company incurred $3,435,000 in management fees. Please explain the $1,061,000 difference in the management fee amounts disclosed in the Notes and on the Statement of Operations.

Response: The difference in the management fee amounts disclosed in the Notes and on the Statement of Operations was the loan management fee paid to Madison Capital, which is disclosed under Note 10 to the Company’s notes to its financial statements for the year ended December 31, 2013 (see page F-85 of the Registration Statement).

Notes to Consolidated Financial Statements — Note 13 — Financial Highlights (Page F-88)

13.	In future financial statements, please provide the source of the distributions in the Financial Highlights. See Item 4 of Form N-2.

Response: The Company will provide the source of the distribution in the Financial Highlights in future financial statements.

PART C

Item 25. Financial Statements and Exhibits — (2) Exhibits (Page C-1)

14.	Exhibits (l) and (s), respectively, and the accompanying footnote, provide that a “Form of Opinion and Consent of Sutherland Asbill & Brennan LLP” and a “Form of Prospectus Supplement For Common Stock Offerings” will be filed by amendment. Please ensure that a completed and executed opinion and consent of counsel, and a form of prospectus supplement for common stock offerings, are filed with the next pre-effective amendment.

Response: The Company hereby confirms that a form of opinion and consent of Sutherland Asbill & Brennan LLP as well as a form of prospectus supplement for common stock offering will be filed as part of Pre-Effective Amendment No.1 to the Registration Statement.

U.S. Securities and Exchange Commission

July 24, 2014

GENERAL COMMENTS

15.	Please advise us whether FINRA has approved the underwriting terms of the Company’s offering.

Response: FINRA has reviewed the Registration Statement and provided the Company with a “no objection” letter.

16.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

17.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Company does not intend to omit information from the form of prospectus included in the registration statement that is declared effective in reliance on Rule 430A of the Securities Act. Given that this is a shelf registration statement, the Company will be relying on Rule 430C.

18.	Please advise us if you have submitted or expect to submit an exemptive application or no- action request in connection with your registration statement.

Response: The Company has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

19.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment and will comply.

U.S. Securities and Exchange Commission

July 24, 2014

20.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely, /s/ Cynthia M. Krus Cynthia M. Krus